1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


DAVID W. FREESE
ASSOCIATE
215.963.5862
DFREESE@MORGANLEWIS.COM

October 23, 2013

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and
    811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on September 25, 2013, regarding the Trust's post-effective amendment No. 153, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 155, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on August 9, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Kopernik Global All-Cap Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the last sentence of the paragraph following the heading "Fund Fees and Expenses," if applicable, please disclose where information regarding sales charge discounts may be found in the Statement of Additional Information (the "SAI").

     RESPONSE. The SAI does not contain additional disclosure regarding sales charge discounts, and, therefore, no revisions have been made in response to the comment.

2. COMMENT. Please confirm supplementally that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more "Acquired Funds" (as




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     defined in Form N-1A) are not expected to exceed 0.01% of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds during the current fiscal year.

     RESPONSE. The Trust confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% of the average net assets of the Fund during the current fiscal year.

3. COMMENT. In the second footnote to the "Annual Fund Operating Expenses" table, please revise the second sentence to clarify that the Adviser may only recover all or a portion of its fee reductions or expense reimbursements if the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the Contractual Expense Limit.

     RESPONSE. The sentence has been revised as follows:

               In addition, if at any point Total Annual Fund Operating Expenses (not including Excluded Expenses) are below the Contractual Expense Limit, the Adviser may recover all or a portion of its fee waivers or expense reimbursements made during the preceding three-year period during which this agreement was in place.

4. COMMENT. Please confirm supplementally that the "Example" only shows the effect of the contractual fee waiver/expense reimbursement for the term of the contractual fee waiver/expense reimbursement agreement.

     RESPONSE. The Trust confirms that the "Example" only shows the effect of the contractual fee waiver/expense reimbursement for the term of the contractual fee waiver/expense reimbursement agreement.

5. COMMENT. Please confirm supplementally that the Fund will count only those convertible securities that are "immediately" convertible as equity securities for purposes of determining compliance with its 80% policy.

     RESPONSE. The Trust respectfully submits that it believes that its definition of equity securities is reasonable and permitted under current SEC requirements. The Trust notes that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies. In this regard, the Trust considers convertible securities to have economic characteristics similar to equity securities, regardless of whether they are immediately convertible, consistent with footnote 13 to Release No. IC-24828. The Trust further believes that it is reasonable to include all securities that are convertible into


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     equity securities as equity securities because all convertible securities are considered to be equity securities under the 1933 Act. Specifically, Rule 405 of the 1933 Act defines equity securities as:

               [a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; OR ANY SECURITY CONVERTIBLE, WITH OR WITHOUT CONSIDERATION INTO SUCH A SECURITY, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so. (EMPHASIS ADDED).

     Accordingly, the Trust respectfully declines to make the requested confirmation.

6. COMMENT. The Staff notes that the Fund's name includes the term "Global." Please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. SEE Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001) ("Release No. 24828").

     RESPONSE. The Trust has considered the Staff's comment and has reviewed the principal investment strategy disclosure for the Fund and believes that it indicates that the Fund normally will invest its assets in investments that are tied economically to a number of countries throughout the world. Release No. 24828 states that the term "Global" "connote[s] diversification among investments in a number of different countries THROUGHOUT the world," and thus the SEC expects "that investment companies using th[is] term[] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world."

     The current disclosure reads: "The Fund will invest at least 40% of its net assets in securities of issuers located outside the U.S. and may invest up to 35% of its net assets in securities of emerging market issuers. No more than 35% of the Fund's net assets may be invested in securities of companies located in a single country, and the Fund's assets will be invested in securities of companies located in at least three different countries."

     The Adviser believes that a strategy to (i) invest at least 40% of the Fund's net assets in "issuers located outside the U.S." and (ii) invest the Fund's net assets in the securities of companies "located in" at least three different countries is a strategy to invest the Fund's assets in investments that are tied economically to a number of countries throughout the world. The Adviser also notes that, as a general matter, it uses the MSCI country classifications for purposes of determining the "location" of an issuer. Further, the Trust believes that the current disclosure is consistent with the industry guidance provided by



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     the Investment Company Institute (the "ICI") in a memorandum to members dated June 4, 2012 (the "ICI Memorandum"). In the ICI Memorandum, the ICI noted that it received informal Staff guidance regarding the manner in which a mutual fund with the word "Global" in its name may describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world. The ICI Memorandum noted that the "[S]taff believes that one effective way to satisfy this mandate is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US." As a result, the Trust believes that the current disclosure satisfies the requirements of Rule 35d-1 under the 1940 Act and, accordingly, respectfully declines to make the requested change.

7. COMMENT. In the first paragraph under the heading "Principal Risks," please delete the sentence "A Fund share is not a bank deposit and is not insured or guaranteed by the FDIC or any government agency" if shares of the Fund are not being sold by a bank.

     RESPONSE. The requested change has been made.

8. COMMENT. The Fund's "Principal Investment Strategy" disclosure references investments in "frontier markets." Please define the term frontier markets and discuss the risks that may be associated with investments in frontier markets.

     RESPONSE. After further consideration, the Adviser has decided to remove references to "frontier markets" from the "Principal Investment Strategy" disclosure.

9. COMMENT. Under the heading "Performance Information," if applicable, please disclose where performance history information may be accessed by investors before the Fund has completed a full calendar year of operations (E.G., by telephone or webpage).

     RESPONSE. The requested change has been made.

10. COMMENT. If the Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are available through a website, please disclose this web address under the heading "Information about Portfolio Holdings."

     RESPONSE. The Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are summarized in the SAI but are not made available through a website. Accordingly, no revisions have been made in response to the comment.

11.  COMMENT. In the "Prior Performance of the Portfolio Manager" section:

     a. (i) Please confirm supplementally that the portfolio manager of the Fund is also the portfolio manager of the Comparable Fund disclosed in the Comparable Fund's prospectus during the Relevant Period. (ii) Additionally, please confirm




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

          supplementally that the Comparable Fund had investment objectives, policies and strategies substantially similar to those of the Fund.

          RESPONSE. (i) The Adviser has confirmed that the portfolio manager of the Fund is also the portfolio manager of the Comparable Fund disclosed in the Comparable Fund's prospectus during the Relevant Period. (ii) The Adviser has confirmed that the Comparable Fund had investment objectives, policies and strategies substantially similar to that of the Fund.

     b. Please confirm supplementally that the "net of fees" performance data provided is net of all fees and expenses, including sales loads, or revise the disclosure to include performance net of all fees and expenses.

          RESPONSE. The performance data for the Comparable Fund has been calculated based on the records of the Comparable Fund available to the Trust. The Comparable Fund's performance data was calculated pursuant to the requirements of Form N-1A. With respect to the Annual Total Returns chart, Instruction 1(a) to Item 4(b)(2) of Form N-1A provides that such Comparable Fund performance data is not required to reflect sales loads. However, under such circumstances where sales loads are not reflected, Instruction 1(a) to Item 4(b)(2) of Form N-1A requires disclosure that the Annual Total Returns performance data does not reflect sales loads and that if sales loads were reflected, returns would be less than those shown. Accordingly, the Annual Total Returns performance data shown for the Comparable Fund has not been revised to reflect sales loads. However, (i) the phrase ", with respect to Annual Total Returns data," has been added between the words "but" and "not" in the parenthetical in the second paragraph under the heading "Prior Performance of the Portfolio Manager" and
          (ii) the following disclosure has been added as a new second-to-last sentence of the same paragraph:

          "If sales loads were reflected in the Annual Total Returns performance data, the returns would be less than those shown."

          The Trust confirms that the Class A performance data in the Average Annual Total Returns table has been recalculated to reflect the imposition of sales loads as contemplated by Instruction 1 to Item 26(b)(1) of Form N-1A.

     c. Please confirm supplementally that the MSCI All Country World Index (the "Index"), the benchmark for the Comparable Fund, also will be the benchmark for the Fund.

          RESPONSE. The Adviser has confirmed that the Index also will be the benchmark for the Fund.

     d. Please disclose why there was a lack of supporting records concerning the other accounts that were managed by the portfolio manager during the Relevant Period,




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          which prevented the performance results for these other accounts from being included in the portfolio manager's past performance data. If these records are not available, please confirm supplementally that the exclusion of these other accounts from the portfolio manager's past performance data does not cause the provided performance information to be misleading.

          RESPONSE. When the Fund's portfolio manager ceased his employment with the investment adviser to the Comparable Fund, the supporting records concerning the other accounts that were managed by the portfolio manager during the Relevant Period were retained by the investment adviser and were not made available to him upon his departure. The Adviser confirms that the exclusion of these other accounts from the portfolio manager's past performance data does not cause the provided performance information to be misleading.

     e. Please include a parenthetical to the Index data in the Annual Total Returns and Average Annual Total Returns charts that states the Index reflects no deductions for fees, expenses or taxes.

          RESPONSE. The requested change has been made.

COMMENTS ON THE SAI

1. COMMENT. If the Fund will sell credit default swaps, please supplementally confirm that the Fund will "cover" the full notional value of its obligations under the swap agreement.

     RESPONSE. The Trust confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

2. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (I.E., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. While the Trust appreciates the Staff's view on this matter, the Trust is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. Further, the historical views of the Staff on this matter, as set forth in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977), do not appear to state that that a fund must subject industrial revenue bonds or municipal securities with payments of principal or interest backed by the revenue of a specific project to the limits contained in that fund's


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     fundamental policy on industry concentration. Instead, the Staff stated in these documents that "if a company invests or may invest 25% or more of its assets in industrial revenue bonds, it should disclose this fact." The Trust notes that in light of the Fund's principal investment strategy as disclosed in the Fund's prospectus, it is highly unlikely that the Fund will ever invest 25% or more of its assets in these types of securities, and the Adviser has no present intention to do so. As a result, the Trust believes that it is not necessary to provide additional disclosure as suggested by Guide 19 and Release IC-9785. Therefore, the Trust respectfully declines to make the change requested by this Comment.

3. COMMENT. Please confirm that the Adviser's proxy voting policies and procedures will be included in Appendix B to the SAI filed as part of a future post-effective amendment. Additionally, please confirm that these policies and procedures address conflicts between the Adviser and Fund shareholders.

     RESPONSE. The Adviser's proxy voting policies and procedures are included in Appendix B to the SAI filed as part of the post-effective amendment that accompanies this letter. The Trust confirms that these policies and procedures address conflicts between the Adviser and Fund shareholders.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese



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